EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

STORA ENSO CORPORATION
(Translation of registrant's name into English)

Kanavaranta 1
P.O.Box 309
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

News Release July 24, 2002 **STORAENSO**

Stora Enso's second quarter results heavily influenced by challenging markets and seasonal effects

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso's second quarter operating profit was € 241,8 million (€ 274,0 million). Operating profit excluding non-recurring items was € 190.2 million (€ 274.0 million), which is 30.6% less than in the previous quarter and 5.9% of sales. Earnings per share excluding non-recurring items were € 0.12 (€ 0.18), and cash earnings per share € 0.48 (€ 0.55).

Sales of € 3 233.0 million were at the same level as the previous quarter's € 3 228.9 million, and earnings before interest, taxes, depreciation and amortisation (EBITDA) totalled € 569.5 million (€ 602.9 million). Profit before taxes and minority interest amounted to € 206.2 million (€ 240.5 million). Market-related production curtailments amounted to 326 000 tonnes (335 000 tonnes).

€ million	**2001**	**I-II/01**	**I-II/02**	**I/02**	**II/02**
Sales	**13 508.8**	**7 025.4**	**6 461.9**	**3 228.9**	**3 233.0**
Magazine	3 449.0	1 757.8	1 488.3	767.3	**721.0**
Newsprint	1 933.9	992.4	826.0	412.8	**413.2**
Fine Paper	3 617.5	1 925.4	1 614.1	827.1	**787.0**
Packaging Boards	2 724.0	1 406.1	1 548.1	766.2	**781.9**
Timber	1 180.5	619.1	606.9	286.1	**320.8**
Other activities and eliminations	603.9	324.6	378.5	169.4	**209.1**
Operating profit*	**1 486.9**	**859.8**	**515.8**	**274.0**	**241.8**
Magazine	346.9	185.9	33.9	31.6	**2.3**
Newsprint	508.8	259.7	133.9	72.8	**61.1**
Fine Paper	394.5	249.5	166.2	93.1	**73.1**
Packaging Boards	346.2	205.3	171.3	100.6	**70.7**
Timber	12.6	13.5	25.3	11.2	**14.1**
Other activities and eliminations	-122.1	-54.1	-14.8	-35.3	**20.5**
Profit before tax and minority interests	**1 223.0**	**668.2**	**446.7**	**240.5**	**206.2**
Net profit for the period	**926.3**	**438.1**	**299.0**	**161.0**	**138.0**
EPS, Basic, €	1.03	0.48	0.33	0.18	**0.15**
EPS, excl. non-rec. items, €	0.94	0.48	0.30	0.18	**0.12**
ROCE, excl. non-rec. items, %	10.8	12.2	6.9	7.8	**5.6**
Debt/equity ratio	0.53	0.62	0.46	0.59	**0.46**

*Operating profit includes net non-recurring items of € -8.3 million in 2001, € -9.6 million in I-II/2001, € 51.6 million in I-II/2002 and € 51.6 million in II/2002.

Commenting on the results and market outlook, Stora Enso's CEO Jukka Härmälä said, "Stora Enso's second quarter results were heavily influenced by seasonal effects and continuing difficult market conditions, and by maintenance-related increased fixed costs. On the other hand, a good cash flow strengthened Stora Enso's already strong balance sheet. The market outlook for the main markets, Europe and North America, will still remain challenging. No positive signs of improvement are yet visible in print media advertising, especially in the USA. However, markets continue to be divergent, with a fairly good demand for consumer-related goods such as office papers, consumer boards and timber products. In all events, the general recovery seems to be slow and dependent on an upward trend in the US economy."

For further information, please contact:
Tim Laatsch, SVP, Communications, tel. +1 715 422 4023
Scott Deitz, VP, Investor Relations, tel. +1 715 422 1521

Stora Enso Interim Review January – June 2002

Summary of Second Quarter Results

- Earnings per share ("EPS") € 0.15; previous quarter € 0.18: excluding non-recurring items € 0.12; previous quarter € 0.18.
- Profit before tax and minority interests excluding non-recurring items was € 154.6 million; previous quarter € 240.5 million.
- Net non-recurring items increased the operating profit by € 51.6 million.
- Sales were € 3 233.0 million; previous quarter € 3 228.9 million.
- Good cash flow leading to a strengthened balance sheet: debt/equity ratio 0.46; previous quarter 0.59
- Additional maintenance costs

Markets in the second quarter of 2002 continued with the trend experienced in the first quarter of the year, creating demanding trading conditions. Decreases in sale prices affected magazine, newsprint and coated fine papers. The results were influenced by demanding US market conditions and negative seasonal effects in production, such as midsummer shutdowns and related maintenance costs. The results for packaging boards in particular suffered from increased fixed costs.

In addition to seasonal downtime, production was curtailed to adjust to market demand. Production curtailments totalled 326 000 tonnes, comprising 108 000 tonnes in North America and 218 000 tonnes in Europe; this compares with the previous quarter's total of 335 000 tonnes, comprising 86 000 tonnes in North America and 249 000 tonnes in Europe. The reduction in inventories during the quarter was valued at € 143.3 million.

Paper and board deliveries totalled 3 293 000 tonnes, which is 43 000 tonnes more than the previous quarter's 3 250 000 tonnes. Deliveries of timber products totalled 1 344 000 m^3, compared with the previous quarter's 1 203 000 m^3.

€ million	2001	I-II/01	I-II/02	I/02	II/02
Sales	13 508.8	7 025.4	6 461.9	3 228.9	**3 233.0**
EBITDA[1)2)]	2 762.8	1 496.1	1 120.8	602.9	**517.9**
Operating profit[2)]	1 495.2	869.4	464.2	274.0	**190.2**
Operating margin[2)], %	11.1	12.4	7.2	8.5	**5.9**
Operating profit	1 486.9	859.8	515.8	274.0	**241.8**
Profit before tax and minority interests[2)]	1 231.3	677.8	395.1	240.5	**154.6**
Profit before tax and minority interests	1 223.0	668.2	446.7	240.5	**206.2**
Net profit for the period	926.3	438.1	299.0	161.0	**138.0**
EPS[2)], Basic, €	0.94	0.49	0.30	0.18	**0.12**
EPS, Basic, €	1.03	0.48	0.33	0.18	**0.15**
CEPS[2)], €	2.34	1.18	1.03	0.55	**0.48**
ROCE[2)], %	10.8	12.4	6.9	7.8	**5.6**

1) EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2) Excluding net non-recurring items of € -8.3 million in 2001, € -9.6 million in I-II/2001, € 51.6 million in I-II/2002 and € 51.6 million in II/2002.

Second Quarter Results (compared with the previous quarter)

Earnings per share excluding non-recurring items were € 0.12 (€ 0.18). The main impacts on EPS were lower sales prices € -0.04 and increased fixed costs € -0.03, offset by € 0.03 from higher volumes.

Sales of € 3 233.0 million were at the same level as the previous quarter's € 3 228.9 million.

The operating profit excluding non-recurring items was € 190.2 million (€ 274.0 million), which is 30.6% less than in the previous quarter and 5.9% of sales. Operating profits declined in all the paper and board businesses but improved in Timber Products, Merchants and Forest. The change in average currency rates in the second quarter reduced operating profit by € 7.8 million (net of hedges).

Non-recurring items amounted to € 51.6 million, which is € 0.03 per share. The provision of € 25.1 million for closing down the UK merchant Papyrus GB Limited was exceeded by the capital gain of € 76.7 million from the sale of Billerud AB shares.

The share of results of associated companies amounted to € 8.4 million (€ 11.7 million), of which € 1.6 million was from Sunila Oy and € 4.4 million from Billerud AB, which was accounted for as an associated company until the sale of its shares. Associated companies contributed € 0.01 to EPS.

Net financial items were € -44.0 million (€ -45.2 million), € -0.03 per share. Net interest expenses amounted to € 54.8 million (€ 72.5 million), which is 4.2% p.a. of interest-bearing net liabilities, and net foreign exchange gains came to € 10.9 million (€ 20.4 million).

Stora Enso currently hedges 50% of its dollar and sterling net cash flows. During the second quarter the impact on operating profit and financial costs was as stated above.

Profit before taxes and minority interests excluding non-recurring items amounted to € 154.6 million (€ 240.5 million). Taxes totalled € 68.3 million (€ 79.4 million), equivalent to a tax rate of 33.1% (33.0%), and reduced EPS by € 0.08. The minority interest in profits was € 0.1 million (€ -0.1 million), leaving a net profit for the period of € 138.0 million (€ 161.0 million).

The return on capital employed excluding non-recurring items was 5.6% (7.8%). Capital employed was € 12 989.8 million at the end of the period, a net decrease of € 1 119.7 million.

The currency effect of the closing rates of the second quarter on the Balance Sheet was material. Capital employed was € 687.5 million lower and net interest-bearing debts € 585.2 million lower due to a weaker dollar. The effect on equity was minor due to Stora Enso's policy of hedging equity translation risks.

Capital Structure

€ million	At 31 December 2001	At 30 June 2001	At 31 March 2002	At 30 June 2002
Fixed assets	14 882.2	15 233.8	14 892.3	13 992.1
Working capital	1 224.2	1 535.1	1 426.8	1 172.3
Operating Capital	**16 106.4**	**16 768.9**	**16 319.1**	**15 164.4**
Net tax liabilities	-2 247.3	-2 523.8	-2 209.6	-2 174.6
Capital Employed	**13 859.1**	**14 245.1**	**14 109.5**	**12 989.8**
Shareholders' equity	8 989.0	8 655.0	8 795.8	8 827.1
Minority interests	50.2	140.3	50.6	50.0
Interest-bearing net liabilities	4 819.9	5 449.8	5 263.1	4 112.7
Financing Total	**13 859.1**	**14 245.1**	**14 109.5**	**12 989.8**

Financing

Cash flow from operations was € 710.1 million (€ 403.1 million). The cash flow after investing activities amounted to € 535.9 million (€ 211.5 million), and the cash earnings per share excluding non-recurring items to € 0.48 (€ 0.55).

At the end of the period, interest-bearing net liabilities were € 4 112.7 million, down € 1 150.4 million on the end of previous quarter, mainly due to currency effects of € 585.2 million. Unutilised credit facilities totalled € 2.0 billion.

The debt/equity ratio at 30 June was 0.46 (0.59) and equity per share € 9.87 (€ 9.81).

Change in Interest-bearing Net Liabilities 1 April – 30 June 2002

€ million	Ongoing Operations	Structural Changes	Translation Difference	Balance Sheet Impact
Operating profit	165.1	76.7		241.8
Adjustments	324.0			324.0
Change in working capital	221.0		33.5	254.5
Cash Flow from Operations	710.1	76.7	33.5	820.3
Capital expenditure	-183.1			-183.1
Acquisitions	-3.8			-3.8
Disposals	3.7			3.7
Other change in fixed assets	9.0		750.4	759.4
Cash Flow after Investing Activities	535.9	76.7	783.9	1 396.5
Net financing items (incl. associated companies)	-35.6			-35.6
Taxes paid	-25.8		-96.4	-122.2
Repurchase of own shares	-33.9			-33.9
Other change in shareholders' equity and minority interests	47.9		-102.3	-54.4
Change in Interest-bearing Net Liabilities	488.5	76.7	585.2	1 150.4

Capital Expenditure

Capital expenditure for the second quarter totalled € 183.1 million. The main projects were the new PM4 (€ 69.3 million) and rebuilding of PM3 in Langerbrugge, Belgium (€ 7.0 million), and rebuilding Oulu PM6 in Finland (€ 13.0 million). Capital expenditure for the first six months amounted to € 338.1 million, which was € 235.2 million less than depreciation.

Investments approved in the second quarter include € 70.0 million for the folding boxboard improvement at the Baienfurt Mill in Germany, € 28.8 million for rebuilding PM26 at the Biron Mill in the USA, € 33.0 million for the new corrugated board mill at Arzamas in Russia, € 25.5 million for the finishing department at the Fors Mill in Sweden and € 23.0 million for a new back-up boiler plant and for electrical power distribution installations at the Corbehem Mill in France.

January – June Results (compared with the same period in 2001)

Sales decreased by € 563.5 million to € 6 461.9 million, a decline of 8.0%. The main reason for the decrease was reduced prices and volumes, especially in magazine paper, newsprint, fine paper and timber products, partly offset by increased volumes in packaging board.

The operating profit excluding non-recurring items decreased by € 405.2 million, or 46.6%. Profits were lower than in the first six months last year in all paper and board product areas, but higher in Timber Products and unchanged in Forest.

Profit before taxes and minority interests excluding non-recurring items decreased by € 282.7 million to € 395.1 million.

Excluding non-recurring items, earnings per share were € 0.30 (€ 0.49) and the return on capital employed was 6.9% (12.4%); non-recurring items amounted to € 51.6 million (€ -9.6 million).

Stora Enso North America (January – June)

The North American print advertising market continues to suffer from a long correction period following the economic boom of 1999 and 2000 and the subsequent recession. As a result, Stora Enso North America's performance was depressed by lower sales prices and reduced volumes.

The operating loss for the first half of the year was $ 105 million (€ 117 million) before adjustments for goodwill amortisation, compared with a $ 3 million (€ 4 million) operating loss in 2001. The cash flow after investing activities was $ 25 million (€ 28 million), compared with $ 101 million (€ 119 million) during the same period last year. Graphic paper demand remained weak despite increased GDP growth. Market-related downtime totalled 194 000 tonnes.

Synergies, which mainly related to transfer and implementation of best practices, amounted to $ 45 million (€ 50 million). The $ 110 million synergy target for year 2002 will be achievable only after a significant improvement in paper demand.

The division has realised major cost-cutting initiatives during the past two years, including a reduction of about 1 500 (20%) in the workforce, and shutting down unprofitable machines and operations. The division also has made investments in new product offerings and asset restructuring.

Economic and business conditions will remain challenging. In response, development of a comprehensive Stora Enso North America profit enhancement plan is under way and nearing completion. Details of the programme will be announced in early autumn.

Ronald Swanson, Senior Vice President, Magazine Papers, announced his retirement from Stora Enso North America in May. He was succeeded by John Gillen, Senior Vice President, coated mechanical papers and Tor Suther, Senior Vice President, uncoated mechanical papers.

Changes in Group Composition
A plan to restructure ownership of Stora Enso's forestlands in Finland and the USA through two separate transactions was announced in May. The total amount of forestland involved is about 730 000 hectares. In Finland, forestland holdings of approximately 600 000 hectares and related business were transferred to the new company, Tornator Oy, in the beginning of July 2002. Stora Enso will retain a minority interest in Tornator Oy after selling a majority of the shares to institutional investors by the end of 2002. The book value of these assets is approximately € 400 million. Stora Enso North America is offering for sale about 130 000 hectares of forestland in the states of Wisconsin, Michigan and Minnesota in the USA. The book value of these assets is approximately € 100 million.

Stora Enso sold most of its shareholding in Billerud AB in a secondary market transaction on 13 June 2002. The sale of the shares resulted in a capital gain of € 76.7 million in the second quarter. Following this sale, Stora Enso owns a total of 300 000 shares, which represents 0.5% of the share capital and votes.

Changes in the Management Group
John Bergin, Senior Vice President, Speciality Papers Business Group (Packaging Board Division), was invited to join Stora Enso's Management Group.

Share capital and ownership
On 10 April 2002 the Finnish State announced that it had sold 23 million Stora Enso R shares and on 14 June 2002 that it had sold 17 million R shares. Following these sales, the Finnish State is still the largest single shareholder in the Company, holding 10.8% of the shares and 23.4% of the voting rights.

On 30 June 2002 Stora Enso had 183 460 385 A shares and 716 317 914 R shares in issue, representing a share capital of € 1 529.6 million.

Shareholders' equity amounted to € 8 827.1 million, compared with a market capitalisation on the Helsinki Stock Exchange on 30 June 2002 of € 12.8 billion.

A total of 867 000 new R shares are subscribable against the 1997 bonds with warrants.

Share repurchases
The AGM in March 2002 authorised the Board to repurchase and dispose of not more than 9 100 000 A shares and 35 500 000 R shares in the Company. Repurchases were started on 24 May 2002 and by 30 June 2002 the Company had repurchased 26 200 A shares and 2 344 700 R shares, 0.3% and 6.6% of the authorised amounts respectively. The Company holds 26 200 A shares and 5 302 566 R shares, representing 0.6% of the shares and 0.2% of the voting rights and with a counter value of € 9.1 million.

Market Outlook
The main markets, Europe and North America, will still remain challenging. No positive signs of improvement are yet visible in print media advertising, especially in the USA. However, markets continue to be divergent, with a fairly good demand for consumer-related goods such as office papers, consumer boards and timber products. In all events, the general recovery seems to be slow and dependent on an upward trend in the US economy.

This report is unaudited.

Helsinki, 24 July 2002
Stora Enso Oyj,
Board of Directors

PRODUCT AREAS (compared with the previous quarter)

Magazine Paper

€ million	2001	I/01	II/01	III/01	IV/01	I/02	II/02	Change II/I %
Sales	3 449.0	910.2	847.6	831.7	859.5	767.3	721.0	-6.0
Operating profit	346.9	113.6	72.3	83.9	77.1	31.6	2.3	-92.7
% of sales	10.1	12.5	8.5	10.1	9.0	4.1	0.3	
ROOC, %*	10.1	12.7	8.0	9.6	9.2	3.8	0.3	
Deliveries, 1 000 t	3 871	994	920	967	990	932	910	-2.4

* *ROOC = 100% x Operating profit/Operating capital*

Sales were € 721.0 million, and the operating profit was € 2.3 million. Market-related downtime amounted to 107 000 tonnes in Europe and 75 000 tonnes in North America.

In Western Europe demand for SC magazine paper has weakened, whereas demand for coated magazine paper is low but showing signs of a slight recovery. Prices in Western Europe declined. In North America, there has been a drop in demand for magazine paper, mainly owing to continued weakness in print advertising and a sluggish catalogue market.

Significant production curtailments have kept producers' inventories at reasonable levels. Customers' inventories are reported to be low.

Demand for SC paper may weaken further, but the outlook for coated magazine paper is somewhat more optimistic for the next few months. Market conditions are expected to remain challenging. Any upturn will be slow and dependent on improvement in print advertising.

Newsprint

€ million	2001	I/01	II/01	III/01	IV/01	I/02	II/02	Change II/I %
Sales	1 933.9	501.7	490.7	471.9	469.6	412.8	413.2	0.1
Operating profit	508.8	134.1	125.6	128.7	120.4	72.8	61.1	-16.1
% of sales	26.3	26.7	25.6	27.3	25.6	17.6	14.8	
ROOC, %*	41.4	43.0	41.2	43.3	40.6	24.3	20.4	
Deliveries, 1 000 t	3 031	780	755	740	756	733	768	4.8

* *ROOC = 100% x Operating profit/Operating capital*

Newsprint sales were € 413.2 million and the operating profit decreased by 16.1% to € 61.1 million owing to seasonal low production and an increase of 50% in Stora Enso's recovered paper costs since late spring, which is less than the industry average due to long-term contracts. Market-related downtime amounted to 61 000 tonnes in Europe and 7 000 tonnes in North America.

The decrease in demand has been levelling out and there is no sign of customers rebuilding stocks. Overall, prices have been stable in Western Europe but declined further in North America and other dollar-based markets, where they seem to have bottomed out. Inventory levels remained stable.

It was decided to shut down the cash-negative Port Hawkesbury newsprint line (PM1) indefinitely from 31 July unless significant cost reductions are achieved in personnel, energy and wood raw material costs.

No rapid improvement in demand is foreseen and any upturn will be slow and dependent on improvement in print advertising.

Fine Paper

€ million	2001	I/01	II/01	III/01	IV/01	I/02	II/02	Change II/I %
Sales	3 617.5	1 021.3	904.1	838.6	853.5	827.1	787.0	-4.8
Operating profit	394.5	167.6	81.9	70.6	74.4	93.1	73.1	-21.5
% of sales	10.9	16.4	9.1	8.4	8.7	11.3	9.3	
ROOC, %*	9.1	14.9	7.5	6.7	7.2	10.0	8.2	
Deliveries, 1 000 t	3 191	857	773	760	801	807	792	-1.9

* *ROOC = 100% x Operating profit/Operating capital*

Fine paper sales were € 787.0 million, and the operating profit was down 21.5% at € 73.1 million. Market-related production curtailments totalled 30 000 tonnes in Europe and 26 000 tonnes in North America.

In Western Europe the order intake for coated fine paper was seasonally weak. Increased supply from new capacity has kept the industry order books short. Demand for uncoated fine paper generally remained strong in Western Europe, but also suffered from seasonal weakness. In North America demand for coated fine paper continued to fall, whereas in Asia demand for coated fine paper strengthened for seasonal reasons.

In Western Europe fine paper prices have remained fairly stable, though with increases in certain uncoated grades being offset by a lower seasonal mix. In Asia uncoated fine paper prices increased slightly, whereas in North America coated fine paper prices have decreased slightly.

Producers' inventories of coated fine paper have settled at a high level. Merchants' inventories are low but rising slowly. Uncoated fine paper inventories are low at distributors but increasing at producers following recent price rises.

No significant strengthening in fine paper demand is foreseen in the near term, except for the normal seasonal recovery in demand after the summer holidays.

Packaging Boards

€ million	2001	I/01	II/01	III/01	IV/01	I/02	II/02	Change II/I %
Sales	2 724.0	701.9**	704.2	672.8	645.1	766.2	**781.9**	2.0
Operating profit	346.2	115.1	90.2	97.5	43.4	100.6	**70.7**	-29.7
% of sales	12.7	16.4	12.8	14.5	6.7	13.1	**9.0**	
ROOC, %*	12.8	17.5	13.8	14.6	6.5	12.7	**9.2**	
Deliveries, 1 000 t	2 765	706	728	678	653	778	**823**	5.8

** ROOC = 100% x Operating profit/Operating capital*

*** The first quarter sales figures have been adjusted by € 50.1 million against Group eliminations.*

Packaging board sales were € 781.9 million and the operating profit was € 70.7 million, down 29.7%. The midsummer shutdowns in the Finnish pulp and board mills with related maintenance costs and a three-week recovery boiler maintenance work at the Imatra Mill impaired the results, as did weakening of the US dollar and British pound relative to the euro. Market-related curtailments amounted to 20 000 tonnes.

The order intake remained brisk in most grades. Cartonboard deliveries have been good, with prices higher in Asia and stable in Europe. Demand continued to be strong for liquid packaging boards, and the coreboard market improved. Demand has also been firm in the Speciality Papers business and stable for industrial papers.

Timber Products

€ million	2001	I/01	II/01	III/01	IV/01	I/02	II/02	Change II/I %
Sales	1 180.5	307.3	311.8	266.2	295.2	286.1	**320.8**	12.1
Operating profit	12.6	5.6	7.9	2.5	-3.4	11.2	**14.1**	25.9
% of sales	1.1	1.8	2.5	0.9	-1.2	3.9	**4.4**	
ROOC, %*	3.1	5.7	7.7	2.4	-3.3	10.2	**13.4**	
Deliveries, 1 000 m³	4 860	1 242	1 276	1 082	1 260	1 203	**1 344**	11.7

** ROOC = 100% x Operating profit/Operating capital*

Sales were € 320.8 million with an operating profit of € 14.1 million after accounting for one-time insurance compensation of € 14 million on the Ybbs Mill in Austria, the assets having been fully expensed in 2001 following the fire there. The Nordic sawmills as a whole made a loss partly due to technical problems with recent investments in Swedish sawmills.

The market has been better than expected. Restricted supply and rising exports from Europe to the USA have kept the market in balance in Europe. However, US prices have been volatile in reaction to the duties on imports from Canada and the rapid weakening of the US dollar. In Japan the market is stable and demand good for further-processed products. The performance of the distribution units remained satisfactory.

The short-term outlook is improving but dependent on general economic trends, especially in the US economy, and on movements of the US dollar. Prices are generally expected to increase slightly in all markets.

Merchants
Sales amounted to € 183.4 million, and the operating profit was € 1.9 million. Provision for redundancy payments and other costs connected with the closure of Papyrus GB Limited, the UK merchant, was made in the second quarter.

Demand was seasonally weak with prices for coated papers fairly stable. The forecast is for a continuing slow recovery but no significant increase in demand. The graphical industry is expected to remain under heavy pressure for the rest of the year.

Forest
Sales were € 479.2 million, and the operating profit rose by 10% to € 25.7 million. Deliveries in Finland, Sweden and Germany totalled 10.4 million m^3 (solid wood under bark), 2% less than in the previous quarter. Deliveries of imported wood amounted to 2.6 million m^3, up 5%. Felling in the Group's forests totalled 1.4 million m^3, up 23% on the previous quarter.

A plan to restructure the ownership of forestlands in Finland and sell the US forests through two separate transactions was announced in May.

In Finland the Group's main competitors increased pine pulpwood prices in the second quarter. Supplies from Russia were stable. Wood supplies are generally balanced for the third quarter.

In Sweden wood supplies are also well balanced, except for the rather tight situation in short fibre. Market prices are stable for sawlogs but have increased for long-fibre pulpwood during the summer. In Germany the supply situation and market prices are stable.

FINANCIALS

Accounting Principles
This interim report is in compliance with IAS 34 Interim Financial Reporting. The accounting policies and methods of computation used in this interim report are the same as used in the last annual report.

Key Ratios	I/01	II/01	III/01	IV/01	2001	I/02	II/02
Earnings per share (basic), €	0.31	0.17	0.24	0.31	1.03	0.18	**0.15**
Earnings per share excl. non-recurring items, €	0.31	0.18	0.23	0.22	0.94	0.18	**0.12**
Cash earnings per share (CEPS), €	0.65	0.53	0.59	0.67	2.43	0.55	**0.52**
CEPS excl. non-recurring items, €	0.65	0.54	0.58	0.58	2.34	0.55	**0.48**
Return on capital employed (ROCE), %	15.2	9.7	10.3	7.9	10.7	7.8	**7.1**
ROCE excl. non-recurring items, %	15.2	9.9	9.8	8.4	10.8	7.8	**5.6**
Return on equity (ROE), %	13.1	7.2	9.7	12.2	10.4	7.2	**6.2**
Debt/equity ratio	0.59	0.62	0.55	0.53	0.53	0.59	**0.46**
Equity per share, €	9.30	9.54	9.62	10.03	10.03	9.81	**9.87**
Equity ratio, %	39.9	41.0	42.5	44.0	44.0	42.7	**45.2**
Operating profit, % of sales	14.4	9.9	11.2	8.2	11.0	8.5	**7.5**
Operating profit excl. non-recurring items, % of sales	14.4	10.2	10.6	8.7	11.1	8.5	**5.9**
Capital expenditure, € million	176	215	182	284	857	155	**183**
Capital expenditure, % of sales	4.8	6.4	5.7	8.7	6.3	4.9	**5.7**
Capital employed, € million	13 611	14 245	13 556	13 859	13 859	14 110	**12 990**
Interest-bearing net liabilities, € million	5 040	5 450	4 799	4 820	4 820	5 263	**4 113**
Average number of employees	42 570	45 222	44 754	44 554	44 275	42 572	**43 568**
Average number of shares (million)							
- periodic	906.2	903.2	901.1	897.3	901.5	896.9	**896.5**
- cumulative	906.2	904.7	903.5	901.5	901.5	896.9	**895.8**
- cumulative, diluted	908.5	906.7	905.8	902.3	902.3	897.8	**896.8**

Key exchange rates for the euro

One euro is	Closing rate		Average rate	
	31 Dec 2001	30 Jun 2002	31 Dec 2001	30 Jun 2002
SEK	9.3012	9.1015	9.2481	9.1549
USD	0.8813	0.9975	0.8959	0.8978
GBP	0.6085	0.6498	0.6217	0.6214
CAD	1.4077	1.5005	1.3875	1.4125

Condensed Consolidated Income Statement

€ million	2001	I-II/01	I-II/02
Sales	**13 508.8**	7 025.4	6 461.9
Expenses less other operating income	-8 519.9	-4 393.8	-4 123.6
Personnel expenses	-2 234.4	-1 145.1	-1 165.9
Depreciation, amortisation and impairment charges	-1 267.6	-626.7	-656.6
Operating Profit	**1 486.9**	**859.8**	**515.8**
Share of results of associated companies	79.6	51.6	20.1
Net financial items	-343.5	-243.2	-89.2
Profit before Tax and Minority Interests	**1 223.0**	**668.2**	**446.7**
Income tax expense	-299.6	-228.2	-147.7
Profit after Tax	**923.4**	**440.0**	**299.0**
Minority interests	2.9	-1.9	0.0
Net Profit for the Period	**926.3**	**438.1**	**299.0**
Key Ratios			
Basic earnings per share, €	1.03	0.48	0.33
Diluted earnings per share, €	1.03	0.48	0.33

Condensed Consolidated Cash Flow Statement

€ million	2001	I-II/01	I-II/02
Cash Flow from Operating Activities			
Operating profit	1 486.9	859.8	515.8
Adjustments	1 219.2	616.5	572.2
Change in net working capital	51.4	-238.4	25.2
Change in short-term interest-bearing receivables	-222.6	-237.6	-2.4
Cash Flow Generated by Operations	**2 534.9**	**1 000.3**	**1 110.8**
Net financial items	-306.8	-271.8	-118.8
Income taxes paid	-699.6	-378.0	-171.9
Net Cash Provided by Operating Activities	**1 528.5**	**350.5**	**820.1**
Acquisitions	-376.2	-10.3	-32.8
Proceeds from sale of fixed assets and shares	155.0	26.8	189.8
Capital expenditure	-857.1	-391.1	-338.1
Proceeds from the long-term receivables, net	193.6	55.4	-20.5
Net Cash Used in Investing Activities	**-884.7**	**-319.2**	**-201.6**
Cash Flow from Financing Activities			
Change in long-term liabilities	-351.3	-343.4	-540.6
Change in short-term borrowings	-216.1	486.0	207.2
Dividends paid	-407.4	-407.4	-403.6
Proceeds from issue of share capital	31.9	14.9	0.0
Purchase of own shares	-199.8	-106.9	-39.2
Other change in shareholders' equity	0.0	3.2	-
Other change in minority interests	-	-	-
Net Cash Used in Financing Activities	**-1 142.7**	**-353.6**	**-776.2**
Net Increase in Cash and Cash Equivalents	**-498.9**	**-322.3**	**-157.7**
Translation differences on cash holdings	1.5	5.5	-7.1
Cash and bank at the beginning of period	744.4	744.4	247.0
Cash and Cash Equivalents at Period End	**247.0**	**427.6**	**82.2**

Capital Expenditure, Commitments and Borrowings

€ million	2001	I-II/01	I-II/02
Carrying value at 1 January	15 103.4	15 103.4	14 701.2
Acquisition of subsidiary companies	148.5	10.3	32.8
Additions	857.1	391.1	338.1
Disposals	-288.5	-300.7	-
Depreciation/amortisation, impairment and other movements	-1 119.3	-138.6	-1 260.9
Balance Sheet Total	**14 701.2**	**15 065.5**	**13 811.2**
Acquisitions of Subsidiary Companies			
Property, plant & equipment	25.1	10.3	6.3
Other assets, less liabilities	98.5	-	-
Fair value of net assets	123.6	10.3	6.3
Goodwill	123.4	-	26.5
Total Purchase Consideration	**247.0**	**10.3**	**32.8**
Non-current borrowings	5 182.0	1 778.6	1 068.8
Current borrowings	1 227.5	5 476.8	4 662.2
	6 409.5	**7 255.4**	**5 731.0**
Carrying value at 1 January	6 855.5	6 855.5	6 409.5
Proceeds from / -payments of borrowings (net)	-582.2	96.7	-171.9
Translation difference and other movements	136.2	303.2	-506.6
Total Borrowings	6 409.5	7 255.4	5 731.0

Condensed Consolidated Balance Sheet

Assets

€ million		31 Dec 2001	30 Jun 2001	30 Jun 2002
Fixed Assets and Other Long-term Investments				
Property, plant and equipment, intangible assets and goodwill	O	14 701.2	15 056.5	13 811.2
Investment in other companies	O	181.0	177.3	180.9
Investment in associated companies	I	306.7	367.4	194.1
Investments	I	197.4	200.6	196.2
Non-current loan receivables	I	505.4	505.2	475.0
Deferred tax assets	T	28.1	20.7	30.0
Other non-current assets	O	257.9	269.3	228.0
		16 177.7	**16 597.0**	**15 115.4**
Current Assets				
Inventories	O	1 600.0	1 659.4	1 571.2
Tax receivables	T	224.3	158.8	292.3
Short-term receivables	O	1 976.3	2 308.9	1 919.3
Current portion of loan receivables	I	333.1	304.8	670.8
Cash and cash equivalents	I	247.0	427.6	82.2
		4 380.7	**4 859.5**	**4 535.8**
Total assets		**20 558.4**	**21 456.5**	**19 651.2**

Shareholders' Equity and Liabilities

€ million		31 Dec 2001	30 Jun 2001	30 Jun 2002
Shareholders' Equity		**8 989.0**	**8 655.0**	**8 827.1**
Minority Interests		**50.2**	**140.3**	**50.0**
Long-term Liabilities				
Pension provisions	O	774.0	789.3	750.7
Deferred tax liabilities	T	2 011.0	2 273.4	1 918.1
Other provisions	O	153.6	149.5	158.6
Long-term debt	I	5 182.0	5 476.8	4 662.2
Other long-term liabilities	O	51.4	50.5	30.6
		8 172.0	**8 739.5**	**7 520.2**
Current Liabilities				
Interest-bearing liabilities	I	1 227.5	1 778.6	1 068.8
Tax liabilities	T	488.7	429.9	578.8
Other current liabilities	O	1 631.0	1 713.2	1 606.3
		3 347.2	**3 921.7**	**3 253.9**
Total Liabilities		**11 519.2**	**12 661.2**	**10 774.1**
Total Shareholders' Equity and Liabilities		**20 558.4**	**21 456.5**	**19 651.2**

Items designated with "O" are included in operating capital.
Items designated with "I" are included in interest-bearing net liabilities.
Items designated with "T" are included in the tax liability.

Statement of Changes in Shareholders' Equity

€ million	Share Capital	Share Premium	Treasury Shares	OCI	CTA	Retained Earnings	Total
Balance at 1 January 2001	1 576.3	1 823.2	-173.7	-	-69.6	5 414.6	8 570.8
Effect of adopting IAS 39	-	-	-	75.7	-	-8.5	67.2
Repurchase of Stora Enso Oyj shares	-	-	-199.8	-	-	-	-199.8
Cancellation of Stora Enso Oyj shares	-39.4	-208.6	248.0	-	-	-	0.0
Dividend (€ 0.45 per share)	-	-	-	-	-	-407.4	-407.4
Share issue	4.6	31.1	-	-	-	-	35.7
Options exercised (Consolidated Papers, Inc.)	-	-6.2	-	-	-	-	-6.2
Net profit for the period	-	-	-	-	-	926.3	926.3
OCI entries	-	-	-	-17.1	-	-	-17.1
Translation adjustment	-	-	-	-	19.5	-	19.5
Balance at 31 December 2001	1 541.5	1 639.5	-125.5	58.6	-50.1	5 925.0	8 989.0
Repurchase of Stora Enso Oyj shares	-	-	-39.2	-	-	-	-39.2
Cancellation of Stora Enso Oyj shares	-13.8	-83.6	97.4	-	-	-	0.0
Dividend (€ 0.45 per share)	-	-	-	-	-	-403.6	-403.6
Share issue	1.9	-1.9	-	-	-	-	0.0
Net profit for the period	-	-	-	-	-	299.0	299.0
OCI entries	-	-	-	45.2	-	-	45.2
Translation adjustment	-	-	-	-	-63.3	-	-63.3
Balance at 30 June 2002	1 529.6	1 554.0	-67.3	103.8	-113.4	5 820.4	8 827.1

CTA = Cumulative Translation Adjustment
OCI = Other Comprehensive Income

Commitments and Contingencies

€ million	31 Dec 2001	30 Jun 2001	30 Jun 2002
On own Behalf			
Pledges given	18.7	22.1	18.7
Mortgages	396.6	393.4	264.0
On Behalf of Associated Companies			
Mortgages	1.0	1.0	1.0
Guarantees	68.3	17.3	66.4
On Behalf of Others			
Pledges given	0.6	0.4	0.3
Guarantees	98.0	95.0	93.3
Other Commitments, Own			
Leasing commitments, in next 12 months	43.4	33.2	40.7
Leasing commitments, after next 12 months	257.3	148.1	250.0
Pension liabilities	2.1	2.8	2.2
Other commitments	92.5	104.6	92.7
Total	978.5	817.9	829.3
Pledges given	19.3	22.5	19.0
Mortgages	397.6	394.4	265.0
Guarantees	166.3	112.3	159.7
Leasing commitments	300.7	181.3	290.7
Pension liabilities	2.1	2.8	2.2
Other commitments	92.5	104.6	92.7
Total	978.5	817.9	829.3

Net Fair Values of Derivative Financial Instruments

€ million	31 Dec 2001	30 Jun 2001	30 Jun 2002		
	Net Fair Values	Net Fair Values	Positive Fair Values	Negative Fair Values	Net Fair Values
Interest rate swaps	27.6	3.0	87.7	-0.8	86.9
Interest rate options	0.0	0.0	2.2	0.0	2.2
Cross-currency swaps	-50.6	-48.9	0.3	-27.7	-27.4
Forward contracts	23.2	-78.5	436.4	-12.7	423.7
FX options	-	0.2	0.0	0.0	0.0
Commodity contracts	33.1	43.7	30.6	0.0	30.6
Equity swaps	23.0	-48.8	15.3	-7.1	8.2
Total	**56.3**	**-129.3**	**572.5**	**-48.3**	**524.2**

Nominal Values of Derivative Financial Instruments

€ million	31 Dec 2001	30 Jun 2001	30 Jun 2002
Interest Rate Derivatives			
Interest rate swaps			
Maturity under 1 year	16.1	41.8	109.9
Maturity 2-5 years	766.5	659.5	837.8
Maturity 6-10 years	947.5	983.5	1 213.6
Maturity over 10 years	-	-	22.6
	1 730.1	1 684.8	2 183.9
Interest rate options	500.0	-	300.1
Total	**2 230.1**	**1 684.8**	**2 484.0**
Foreign Exchange Derivatives			
- Cross-currency swap agreements	243.7	178.5	223.8
- Forward contracts	7 526.2	7 075.1	5 542.0
- FX options	-	50.0	10.1
Total	7 769.9	7 303.6	5 775.9
Commodity derivatives			
Commodity swaps	270.1	276.3	416.1
Total	270.1	276.3	**416.1**
Equity swaps			
Equity swaps	131.0	131.0	214.8
Total	131.0	**131.0**	**214.8**

Sales by Product Area

€ million	I/01	II/01	III/01	IV/01	2001	I/02	II/02
Magazine	910.2	847.6	831.7	859.5	3 449.0	767.3	**721.0**
Newsprint	501.7	490.7	471.9	469.6	1 933.9	412.8	**413.2**
Fine Paper	1 021.3	904.1	838.6	853.5	3 617.5	827.1	**787.0**
Packaging Boards	701.9	704.2	672.8	645.1	2 724.0	766.2	**781.9**
Timber	307.3	311.8	266.2	295.2	1 180.5	286.1	**320.8**
Merchants	231.4	211.5	188.9	208.5	840.3	211.7	**183.4**
Forest	511.5	442.3	410.3	461.5	1 825.6	497.9	**479.2**
Other	-548.3	-523.8	-479.9	-510.0	-2 062.0	-540.2	**-453.5**
Total	3 637.0	3 388.4	3 200.5	3 282.9	13 508.8	3 228.9	3 233.0

Adjusted Operating Profit by Product Area

€ million	I/01	II/01	III/01	IV/01	2001	I/02	II/02
Magazine	113.6	72.3	83.9	77.1	346.9	31.6	**2.3**
Newsprint	134.1	125.6	128.7	120.4	508.8	72.8	**61.1**
Fine Paper	167.6	81.9	70.6	74.4	394.5	93.1	**73.1**
Packaging Boards	115.1	90.2	97.5	43.4	346.2	100.6	**70.7**
Timber	5.6	7.9	2.5	-3.4	12.6	11.2	**14.1**
Merchants	0.2	-1.3	-1.6	-4.5	-7.2	-1.0	**1.9**
Forest	25.3	26.8	15.9	20.1	88.1	23.4	**25.7**
Other	-1.9	-17.7	-21.9	-1.7	-43.2	-16.6	**-17.5**
Amortisation on consolidation goodwill	-36.6	-39.3	-36.6	-39.0	-151.5	-41.1	**-41.2**
Operating Profit excl. non-recurring Items	**523.0**	**346.4**	**339.0**	**286.8**	**1 495.2**	**274.0**	**190.2**
Non-recurring items	-	-9.6	18.0	-16.7	-8.3	-	**51.6**
Operating Profit Total (IAS)	**523.0**	**336.8**	**357.0**	**270.1**	**1 486.9**	**274.0**	**241.8**
Net financial items	-121.8	-121.4	-67.7	-32.6	-343.5	-45.2	**-44.0**
Share of results of associated companies	28.3	23.3	16.3	11.7	79.6	11.7	**8.4**
Profit Before Tax and Minority Interests	**429.5**	**238.7**	**305.6**	**249.2**	**1 223.0**	**240.5**	**206.2**
Income tax expense	-146.0	-82.2	-93.9	22.5	-299.6	-79.4	**-68.3**
Profit after Tax	**283.5**	**156.5**	**211.7**	**271.7**	**923.4**	**161.1**	**137.9**
Minority interests	-0.2	-1.7	2.0	2.8	2.9	-0.1	0.1
Net Profit for the Period	**283.3**	**154.8**	**213.7**	**274.5**	**926.3**	**161.0**	**138.0**

Operating Profit by Product Area

€ million	I/01	II/01	III/01	IV/01	2001	I/02	II/02
Magazine	98.1	55.1	68.6	60.9	282.7	14.1	-14.4
Newsprint	132.5	124.0	127.7	118.9	503.1	71.4	**59.7**
Fine Paper	152.7	57.3	55.9	58.8	324.7	80.1	**60.6**
Packaging Boards	113.5	88.5	95.8	41.7	339.5	96.4	**61.2**
Timber	4.1	6.3	1.0	-6.2	5.2	9.9	**11.4**
Merchants	-0.5	-2.0	-2.3	-5.2	-10.0	-1.7	**-25.2**
Forest	25.3	26.8	15.9	20.1	88.1	23.4	**25.7**
Other	-2.7	-19.2	-5.6	-18.9	-46.4	-19.6	**62.8**
Operating Profit Total	**523.0**	**336.8**	**357.0**	**270.1**	**1 486.9**	**274.0**	**241.8**
Net financial items	-121.8	-121.4	-67.7	-32.6	-343.5	-45.2	**-44.0**
Share of results of associated companies	28.3	23.3	16.3	11.7	79.6	11.7	**8.4**
Profit Before Tax and Minority Interests	**429.5**	**238.7**	**305.6**	**249.2**	**1 223.0**	**240.5**	**206.2**
Income tax expense	-146.0	-82.2	-93.9	22.5	-299.6	-79.4	**-68.3**
Profit after Tax	**283.5**	**156.5**	**211.7**	**271.7**	**923.4**	**161.1**	**137.9**
Minority interests	-0.2	-1.7	2.0	2.8	2.9	-0.1	**0.1**
Net Profit for the Period	**283.3**	**154.8**	**213.7**	**274.5**	**926.3**	**161.0**	**138.0**

Shares

Closing price	**Helsinki, €**		**Stockholm, SEK**		**New York, $**
	Series A	**Series R**	**Series A**	**Series R**	**ADRs**
April	14.24	14.11	129.50	130.50	12.59
May	15.45	15.60	140.00	139.50	14.25
June	14.15	14.19	126.50	128.00	13.25

Trading volume	**Helsinki**		**Stockholm**		**New York**
	Series A	**Series R**	**Series A**	**Series R**	**ADRs**
April	106 585	57 747 103	292 814	28 211 244	1 472 300
May	111 171	56 477 500	146 246	27 459 579	2 984 100
June	75 105	64 592 755	200 066	28 040 904	2 556 600
Total	292 861	178 817 358	639 126	83 711 727	7 013 000

www.storaenso.com
www.storaenso.com/investors

Publication dates for financial information

Interim review for January – September 2002	22 Oct 2002
Results for 2002	30 January 2003
Interim Review for January – March 2003	29 April 2003
Interim Review for January – June 2003	24 July 2003
Interim Review for January – September 2003	23 October 2003

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by "believes", "expects", "anticipates", "foresees", or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to differ materially from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group's targeted customers, success of existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group's patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group's products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group's principal geographic markets or fluctuations in exchange and interest rates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2002

STORA ENSO OYJ

By: ________________________________

Name: Esko Mäkeläinen

Title: Senior Executive Vice President and CFO, Finance, Accounting and Legal Affairs

By: ________________________________

Name: Jyrki Kurkinen

Title: General Counsel